FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F    X             Form 40-F
                                   -----                     -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes                        No   X
                                     -----                 -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes                        No   X
                                     -----                 -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                             Yes                        No   X
                                     -----                 -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ENDESA, S.A.

Dated: January 16, 2003                        By: /s/ Jacinto Parinete
                                                  ---------------------
                                               Name: Jacinto Pariente
                                               Title: Manager of North America
                                               Investor Relations

 Endesa Continues to Be Leader in Spain's Electricity Distribution Market with
                               93,860 GWh in 2002

   NEW YORK--(BUSINESS WIRE)--Jan. 16, 2003--

          On Homogeneous Terms, the Demand for Endesa in 2002
               Increased 3.1% Against the Previous Year

    --  Endesa's Share in the Spanish Mainland's Distribution
        Market was 39.2% in 2002 Against 38.8% in 2001 Without Taking Into Account the Assets Sold to Enel-Viesgo.

    -- Endesa's Share in the Distribution Market in Spain (Including Balearic and Canary Islands, Ceuta and Melilla), was 42.4% in 2002 Vs. 42.0% in the Previous Year

   The demand of electricity for Endesa (NYSE:ELE) in Spain during 2002 was 93,860 GWh, a 3.1% increase over 2001 on homogeneous terms without taking into account the electricity distributed to the market that was sold to Enel Viesgo.
   On a homogeneous basis, the electricity demand in the mainland for Endesa in 2002 was 82,181 GWh in bus bar, representing an increase of 3.02% against 2001 and compared to a 1.45% increase for the rest of the sector. This rise is explained by the fact that the markets where Endesa operates are the ones with the highest economic development in Spain.
   In the islands, the demand increased by 3.27% with a total of 11,679 GWh in bus bar.
   By distribution areas, the demand for Endesa in Catalonia was 42,368 GWh, an increase of 2.2% against 2001; in the Southern area (Andalusia and Extremadura) was 33,398 GWh, a 4.6% increase, and in Aragon 6,415 GWh, 0.4% higher than the previous year.
   The electricity demand is satisfied through purchases from the pool and the Special Regime. Purchases from the latest amounted to 14,246 GWh in 2002, a 3.58% increase vis-a-vis 2001. The demand growth has been as expected, thereby maintaining the upward trend of the last years, although slightly slowing down the rhythm of growth.
   These figures confirm Endesa's leadership in electricity distribution in Spain. During 2002 the market share in distribution in Spain was 42.4% vs. 42.0% in the previous year and in the Spanish mainland was 39.2% against 38.8% in 2001.
   Finally, out of the total of 93,680 GWh, 21,671 GWh correspond to the electricity that has been transmitted through Endesa's grid to supply the demand of the liberalised market, the majority of which, 20,197 GWh, correspond to Endesa Energia, the supplier owned by Endesa, and 1,474 GWh to the rest of suppliers that operate in the market. On the other hand, Endesa Energia has supplied 2,042 GWh to its liberalised clients through the grids of other distributors in different areas of those where Endesa distributes electricity.


   ELECTRICITY DEMAND FOR ENDESA IN 2002

   (In net GWh and %)

                                       Demand supplied      s/01
                                          (bus bar)
----------------------------------------------------------------------
Catalonia                                      42,368       2.2%
----------------------------------------------------------------------
South                                          33,398       4.6%
----------------------------------------------------------------------
Aragon                                          6,415       0.4%
----------------------------------------------------------------------
Endesa
Mainland                                       82,181       3.0%
----------------------------------------------------------------------
Canary Islands                                  6,980       4.4%
----------------------------------------------------------------------
Balearic Islands                                4,699       1.7%
----------------------------------------------------------------------
TOTAL                                          93,860       3.1%
----------------------------------------------------------------------

   For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212 750 7200

   http://www.endesa.es

    CONTACT: Endesa
             North America Investor Relations Office:
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es